FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Three Months Ended June 30, 2013 which was filed with the Tokyo Stock Exchange on August 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 1, 2013	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

Consolidated Financial Results

for the Three Months Ended June 30, 2013

(Prepared in Accordance with U.S. GAAP)

August 1, 2013

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Takuya Kozuki, Representative Director, President
Contact:	Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Planning (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	—
Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Three Months Ended June 30, 2013

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Three months ended June 30, 2013	45,589	1,495	2,143	934
Year-on-year changes (%)	(7.2)%	(72.2)%	(53.9)%	(65.6)%
Three months ended June 30, 2012	49,128	5,380	4,645	2,715
Year-on-year changes (%)	(10.5)%	(23.4)%	(30.7)%	(32.9)%

Note:	Comprehensive income attributable to KONAMI CORPORATION
	Three months ended June 30, 2013:	¥1,640 million	a year-on-year increase of 10.1%
	Three months ended June 30, 2012:	¥1,490 million	a year-on-year decrease of 56.3%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Three months ended June 30, 2013	6.74	6.74
Three months ended June 30, 2012	19.59	19.59

(2) Consolidated Financial Position

	(Millions of Yen, except percentages)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
June 30, 2013	314,137	224,191	223,595	71.2%
March 31, 2013	322,948	225,999	225,425	69.8%

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2013	—	25.00	—	25.00	50.00
Year ending March 31, 2014	—
Year ending March 31, 2014 -Forecast-		17.00	—	17.00	34.00

Note:	Recently announced change in dividend forecasts for the fiscal year ending March 31, 2014 during the three months ended June 30, 2013: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2014

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2014	232,000	27,000	26,000	15,500	111.82
% change from previous year	2.7%	23.4%	18.6%	17.7%

Note:	Recently announced change in earnings forecasts for the fiscal year ending March 31, 2014 during the three months ended June 30, 2013: None

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: Yes

Note: Please refer to page 12 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	As of June 30, 2013	143,500,000 shares
	As of March 31, 2013	143,500,000 shares

2.	Number of Treasury Stock:
	As of June 30, 2013	4,884,157 shares
	As of March 31, 2013	4,881,940 shares

3.	Average number of shares outstanding:
	Three months ended June 30, 2013	138,616,903 shares
	Three months ended June 30, 2012	138,619,708 shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

Please refer to pages 9, 10 and 11 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on August 1, 2013.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

Though the world economy remains uncertain, the business environment surrounding the Konami Group show signs of a rebound in personal consumption due to continuing yen depreciation and a rise in stock prices resulting from anticipation stimulated by economy-boosting measures since the end of the last year.

In the entertainment market, with improving performance in mobile devices due to the rapid spread of smartphones and tablet PCs and the development of information and telecommunications infrastructure, game platforms continue to diversify while next-generation game consoles are being introduced and business opportunities for the game industry are increasing. In overseas markets, the gaming business is expected to grow as the development of tourist resources helps to spread the casino market internationally.

In the health and fitness industry, there is a growing health consciousness throughout society, especially among senior citizens and women, who tend to focus their leisure activities on improving health and physical strength year after year. We continue to see growing health-consciousness, a preference for sports and an interest in preventing the need for nursing care in old age.

Against this backdrop, in the Digital Entertainment segment of Konami Group, content for social networks including DRAGON COLLECTION continued to grow. Meanwhile, e-AMUSEMENT Participation system titles for amusement arcade machines including Future Tom Tom, the latest titles in the BEMANI series, were also released and sold steadily.

In our Health & Fitness segment, a new counseling system, MY Fit Planner, was introduced in Konami Sports Clubs nationwide, in addition to supporting activities to improve the health and physical condition of our users according to each customer’s need. These efforts are performing favorably in the market.

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage mechanical slot machine series continued to be received favorably mainly in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, SKYGIRLS—Yoroshiku! Zero, which launched in the prior fiscal year and was added to its orders for this period, continues to perform steadily and has been favorably received in the market.

In terms of the consolidated results for the three months ended June 30, 2013, net revenues amounted to ¥45,589 million (a year-on-year decrease of 7.2%), operating income was ¥1,495 million (a year-on-year decrease of 72.2%), income before income taxes and equity in net income of affiliated company was ¥2,143 million (a year-on-year decrease of 53.9%), and net income attributable to KONAMI CORPORATION was ¥934 million (a year-on-year decrease of 65.6%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Three months ended June 30, 2012	Three months ended June 30, 2013	% change
Digital Entertainment	¥22,820	¥20,005	(12.3)
Health & Fitness	19,717	18,952	(3.9)
Gaming & Systems	5,205	6,094	17.1
Pachinko & Pachinko Slot Machines	1,553	693	(55.3)
Eliminations	(167)	(155)	(7.4)

Consolidated net revenues	¥49,128	¥45,589	(7.2)

Digital Entertainment

Content for social networks including DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine, the CROWS X WORST series and Tokimeki Restaurant ¶¶¶ continued to enjoy steady sales and contributed to our revenue. We also began to distribute new titles including Professional Baseball Dream Nine SUPERSTARS and World Soccer Collection S on application stores for smartphones and received favorable reviews. In addition, a popular music game, jubeat plus, began to be distributed on Amazon application store for Android. The launch made the game available to one of the key tablet PC, the Kindle Fire HD. The distribution is intended to release overseas markets and expected to increase in users as well.

As for computer and video games, PROFESSIONAL BASEBALL SPIRITS 2013, the latest title in the PROFESSIONAL BASEBALL SPIRITS series as well as WORLD SOCCER Winning Eleven 2013 (known in the U.S. and Europe as Pro Evolution Soccer 2013), which was released in the prior fiscal year, received favorable reviews and contributed to our revenue. Further, our latest three titles in the global market, including METAL GEAR SOLID V: THE PHANTOM PAIN, received awards for excellence presented by several popular media sources and received favorable reviews at the Electronic Entertainment Expo 2013 (E3) held in the U.S. in June 2013.

Amusement arcade video games continued enjoying sustained sales since e-AMUSEMENT Participation system titles including Future Tom Tom, the latest titles in the BEMANI series and the large-scale mass-medal arcade game operated stable. In addition, Monster Retsuden ORECA BATTLE continued to receive favorable reviews mainly due to creating synergies with comics serialized on monthly boys’ magazines and linking to smartphone applications. We also exhibited Monster Retsuden ORECA BATTLE and DRAGON COLLECTION—The Ambition of The Pepper Gang at the World Hobby Fair 2013 Summer held at Makuhari Messe, Chiba prefecture. These titles received remarkable attention, resulting in a boost to the market presence of our titles.

The Yu-Gi-Oh! TRADING CARD GAME series, developed in the global market, continued to perform strongly and contributed our revenue due to its strong popularity in various parts of the world.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2013 in this segment amounted to ¥20,005 million (a year-on-year decrease of 12.3%).

Health & Fitness

In our fitness club business, with growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age, we introduced a new concept, “Total Health Partner”, with the aim of establishing ourselves as a leading provider of new health-themed services, not only providing places for exercise but also becoming the most reliable provider of a wide range of health and body services for all of our customers, from children to senior citizens.

We introduced a new counseling system, MY Fit Planner, in Konami Sports Clubs nationwide. This enables us to offer the most suitable training method and a continuous fitness life plan for each customer from approximately 285 options, and is aimed for helping customers maintain and promote their health in order to let them exercise continuously.

We also launched a new program, RUN-WALK Support, which renewed a popular program primarily used for checking and evaluating customers’ postures and gait patterns. This program was improved to become a comprehensive program intending to help customers jog longer, faster and more enjoyably and walk in a healthier manner by having specialized staff provide one-on-one advice tailored to each customer’s body and advise on more general matters such as how to select the correct shoe size, what items can help with jogging and how to administer self-massage.

Konami Group recognizes disuse syndrome as an important social problem. Sufferers of this syndrome display symptoms including a decrease in physical activity in daily life, which can be caused by old age or in relation to conditions experienced by disaster refugees. For this fiscal year, we continued to develop a program for local governments to prevent the need for nursing care in old age as a regional support program. This program takes advantage of facilities we operate both directly and outsourced nationwide. We send out our instructors to conduct temporary classes to promote health for senior citizens in each region. The classes are operated by well-prepared instructors trained in “senior-citizen-health-promoting-instructor courses” and by specialized staff, including physical therapists, health fitness instructors, registered dietitians and nurses. Under this program, we offer comprehensive services including muscle strengthening, oral health care, nutritional guidance and pool programs. We continue to try to provide programs which maintain and improve health in cooperation with local governments. In addition, we develop exercise programs designed to revitalize bodies declining with age, including the OyZ exercise school program which mainly targets senior citizens over sixty years old, and offer services that customers are able to continue using after the courses are completed.

With respect to the management of facilities outsourced to Konami Group, using the know-how and accomplishments in operation and guidance accumulated over the years, we commenced management of 15 facilities including the Kamakura City public sports facilities (Kamakura City, Kanagawa Prefecture). We are working to promote the health of residents in local communities through the operation of public facilities in all regions.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2013 in this segment amounted to ¥18,952 million (a year-on-year decrease of 3.9%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage mechanical slot machine series continued to enjoy favorable sales. We expanded our lineup of premium products, which have been met with high expectations from players, by introducing products such as Podium Goliath, which increased the size of Podium, and by entering into participation agreements (in which profits are shared with casino operators). We also launched SYNKROS, which is a new-generation Konami Casino Management System, enhanced with various new functions.

In the Oceania market, we continue to distribute Podium. Full-scale marketing is also in progress in Asia, Central and South America and Europe, where we are working on building distribution networks.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2013 in this segment amounted to ¥6,094 million (a year-on-year increase of 17.1%).

Pachinko & Pachinko Slot Machines

We launched SKYGIRLS—Yoroshiku! Zero in the previous fiscal year, the first device of MEBIUSTAR which was a new cabinet. It has been received favorably in the market and continues to perform steadily with additional orders.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2013 in this segment amounted to ¥693 million (a year-on-year decrease of 55.3%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥314,137 million as of June 30, 2013, decreasing by ¥8,811 million compared with March 31, 2013. This decrease mainly resulted from decreases in cash and cash equivalents and trade notes and accounts receivable despite an increase in property and equipment.

Total Liabilities:

Total liabilities amounted to ¥89,946 million as of June 30, 2013, decreasing by ¥7,003 million compared with March 31, 2013. This decrease primarily resulted from decreases in trade notes and accounts payable, accrued expenses and accrued income taxes due to payments for income taxes.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥223,595 million as of June 30, 2013, decreasing by ¥1,830 million compared with March 31, 2013. This mainly resulted from the provision of dividends for the year ended March 31, 2013 despite an increase in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 71.2%, increasing by 1.4 points compared with March 31, 2013.

(2) Cash Flows

	Millions of Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013	Change
Net cash provided by (used in) operating activities	¥(1,429)	¥3,203	¥4,632
Net cash used in investing activities	(4,436)	(19,135)	(14,699)
Net cash used in financing activities	(2,976)	(3,454)	(478)
Effect of exchange rate changes on cash and cash equivalents	(362)	144	506
Net decrease in cash and cash equivalents	(9,203)	(19,242)	(10,039)

Cash and cash equivalents, end of the period	¥67,248	¥44,427	¥(22,821)

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of June 30, 2013, amounted to ¥44,427 million, a decrease of ¥19,242 million compared to the year ended March 31, 2013, and a year-on-year decrease of 33.9%.

Cash flow summary for each activity for the three months ended June 30, 2013 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥3,203 million for the three months ended June 30, 2013, (used in ¥1,429 million for the three months ended June 30, 2012). This primarily resulted from an improvement in proceeds from trade notes and accounts payable and a decrease in the payment amount of income tax, which offset an increase in inventories and a decrease in net income.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥19,135 million for the three months ended June 30, 2013, a year-on-year increase of 331.3%. This mainly resulted from an increase in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥3,454 million for the three months ended June 30, 2013, a year-on-year increase of 16.1%. This primarily resulted from a decrease in cash inflows from short-term borrowings.

3. Outlook for the Fiscal Year Ending March 31, 2014

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against such a backdrop, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

As for content for social networks, we are further focusing our managerial resources on the development of content that we believe will become major hits in order to produce more hit content. Looking ahead, we will continue to expand our lineup, utilizing previously established production and operational expertise and rich content resources. We also intend to develop more for new global platforms not only markets in the U.S. and Europe but also in Asian markets and enhance new releases with attractive content by creating synergies with established content.

As for computer and video games, we will focus efforts on continued global development utilizing the production know-how of the Konami Group, while also continuing the production of content for selected existing AAA titles, and continue to strive towards producing hit titles by leveraging existing content. On the production side, as quickly as possible, we intend to develop local production systems in order to develop localized content tailored to the needs of our overseas game users. In addition, for our Winning Eleven series, we are currently developing a specialized soccer game engine, based on FOX ENGINE, to provide a more realistic soccer game experience.

As for amusement arcade machines, Konami Group intends to work to revitalize the amusement arcade industry by providing entertainment that can be enjoyed only at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. We intend to propose innovative services that will lead the industry. This will involve promoting the continual development of equipment compatible with the eAMUSEMENT community site services, the PASELI e-money service and e-AMUSEMENT Participation, which are currently in operation, as well as enhancements to and the expansion of services. Such enhancements include products and services with our strong content for Monster Retsuden ORECA BATTLE and DRAGON COLLECTION—The Ambition of The Pepper Gang with the aim of further improving content-value. These are expected to be well received in the market.

As for card games, we will continue the global development of the Yu-Gi-Oh! TRADING CARD GAME series. Additionally, we plan to sequentially release new product lineups, including the Digital Game Card series.

Health & Fitness

In our Health and Fitness business, we will continually aim to accurately grasp the needs of our increasingly diverse customer base and offer a new lifestyle with the aim of creating value-added Konami Sports Clubs. Against the backdrop of an aging society and government measures taken in response to lifestyle diseases, with a heightened social awareness of health and fitness, we believe that we will be able to continue to operate fitness clubs and develop and market health and fitness equipment, while also continuing to promote good health in the future to various types of potential customers in various age ranges.

Amidst the growing need for good health, we intend to promote our health and fitness business, whether in or outside our facilities, by leveraging our strengths in the operation of more than 300 of Japan’s large-scale sports clubs, by expanding our products and services and by focusing on the enrichment of the programs offered at our facilities, the computerization of health management and the upgrading and expansion of our product lineup, as well as other efforts.

Konami Sports Clubs are also promoting the new concept of “Total Health Partner” with the aim of establishing themselves as a reliable concierge in daily life for all of their customers, from children to senior citizens, in every aspect of health, not only exercise but also diet, sleep and mental health.

From July 2013, we updated our price plans for Konami Sports Clubs as the first step of our new concept “you can continue” which is one of the important matters to achieve health in response to customers’ demands including “easy to access”, “easy to continue” and “suitable plans for me”. The updated services enable customers to select a plan based on the number of times per week they need to use our services to meet their goals at their pace. Overall, we intend to focus on helping customers to continue to use our sports clubs and make efforts to enhance service strength.

Gaming & Systems

In regard to slot machine sales, we will promote the strengthening of sales together with product expansion focusing on Podium video slot machines, which have received positive reviews, and KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. For our mechanical slot machines, we will continue to aggressively promote sales of the five-reel mechanical slot machine series, Advantage 5, which has received much acclaim. Furthermore, we intend to stabilize our operational results by increasing periodical income through the expansion of participation agreements (profit sharing) with operators whose sales strategies adequately respond to the market as well as by making enhancements to address the needs of casino operators by expanding our products. In the Asian, Central and South American and European markets, we continue to develop sales by adopting to local needs.

Furthermore, SYNKROS, which is a brand-new and new-generation Konami Casino Management System enhanced with various new functions, has received positive reviews by major operators at various trade shows and business conferences. Looking ahead, we intend to actively pursue sales in other markets and make efforts to enhance product strength while developing new product features.

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, during the three months ending September 30, 2013, we plan to release a new pachinko slot machine, Contra 3D, which adapts the video game content that was selected for the greatest All-TIME 100 Video Games by TIME (U.S. / web edition) in November, 2012 into a pachinko slot machine. We will continue to focus on production and sales of pachinko slot and pachinko machines, including the latest titles in the popular series that utilize original content from the Konami Group in the period ending December 2013 and after.

Projected consolidated results for the fiscal year ending March 31, 2014 are as follows: net revenue of ¥232,000 million; operating income of ¥27,000 million; income before income taxes and equity in net income of affiliated company of ¥26,000 million; and net income attributable to KONAMI CORPORATION of ¥15,500 million. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2013” dated May 9, 2013.

KONAMI, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the fiscal year. For this reason, projected consolidated results for the half year are not disclosed.

We will to continue to elaborate on the disclosure for the quarterly financial results.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3. Changes in accounting principles, procedures and reporting policies:

New Accounting Pronouncements Adopted

Effective April 1, 2013, KONAMI has adopted Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires the presentation of the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU only updates disclosure requirements.

Change in Depreciation Method

Previously, the Company and its domestic subsidiaries had principally used the declining-balance method for computing depreciation expense of property and equipment. Effective April 1, 2013, the Company and its domestic subsidiaries changed their depreciation method to the straight-line method in order to appropriately reflect recent changes in the business environment. In the Health & Fitness Segment, management has decided to limit new capital expenditures for additional facilities and has begun implementing a new strategy to improve retention for longer-term membership. This will enable the Company to achieve a more stable utilization of the existing facilities. In addition, in other segments, the products and services have generally began generating consistent revenue and the centralization and enhancement of the production and manufacturing systems have resulted in a change in pattern of consumption, and it better reflects the future economic benefit from the usage of the property and equipment.

The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification 250 “Accounting Changes and Error Corrections”. As a result of the change in depreciation method, depreciation expense for the three months ended June 30, 2013 decreased by approximately ¥188 million, and net income attributable to KONAMI CORPORATION and basic net income attributable to KONAMI CORPORATION per common share increased by ¥116 million and ¥0.84, respectively.

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2013		June 30, 2013
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669		¥44,427
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥674 million at June 30, 2013	33,066		20,745
Inventories	26,349		30,453
Deferred income taxes, net	20,749		19,728
Prepaid expenses and other current assets	9,650		12,631

Total current assets	153,483	47.5	127,984	40.8
PROPERTY AND EQUIPMENT, net	62,651	19.4	79,598	25.3
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440		511
Investments in affiliate	2,247		2,252
Identifiable intangible assets	42,225		42,141
Goodwill	21,934		21,956
Lease deposits	26,625		26,555
Deferred income taxes, net	1,875		1,887
Other assets	11,468		11,253

Total investments and other assets	106,814	33.1	106,555	33.9

TOTAL ASSETS	¥322,948	100.0	¥314,137	100.0

	Millions of Yen
	March 31, 2013		June 30, 2013
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681		¥5,222
Current portion of long-term debt	5,000		5,000
Current portion of capital lease and financing obligations	2,166		2,101
Trade notes and accounts payable	14,443		12,833
Accrued income taxes	4,104		351
Accrued expenses	19,971		17,904
Deferred revenue	5,464		5,736
Other current liabilities	3,683		3,607

Total current liabilities	59,512	18.4	52,754	16.8
LONG-TERM LIABILITIES:
Capital lease and financing obligations, less current portion	22,588		22,080
Accrued pension and severance costs	1,531		1,526
Deferred income taxes, net	4,424		4,377
Other long-term liabilities	8,894		9,209

Total long-term liabilities	37,437	11.6	37,192	11.8

TOTAL LIABILITIES	96,949	30.0	89,946	28.6

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2013 and June 30, 2013	47,399	14.7	47,399	15.1
Additional paid-in capital	74,175	23.0	74,175	23.6
Legal reserve	284	0.1	284	0.1
Retained earnings	113,808	35.2	111,277	35.4
Accumulated other comprehensive income (loss)	1,009	0.3	1,715	0.5
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,884,157 shares at June 30, 2013	(11,250)	(3.5)	(11,255)	(3.5)

Total KONAMI CORPORATION stockholders’ equity	225,425	69.8	223,595	71.2

Noncontrolling interest	574	0.2	596	0.2

TOTAL EQUITY	225,999	70.0	224,191	71.4

TOTAL LIABILITIES AND EQUITY	¥322,948	100.0	¥314,137	100.0

2. Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen
	Three months ended June 30, 2012		Three months ended June 30, 2013
		%		%
NET REVENUES:
Product sales revenue	¥19,266		¥15,798
Service and other revenue	29,862		29,791

Total net revenues	49,128	100.0	45,589	100.0

COSTS AND EXPENSES:
Costs of products sold	10,967		8,915
Costs of services rendered and others	21,420		22,734
Selling, general and administrative	11,361		12,445

Total costs and expenses	43,748	89.0	44,094	96.7

Operating income	5,380	11.0	1,495	3.3

OTHER INCOME (EXPENSES):
Interest income	54		60
Interest expense	(345)		(302)
Foreign currency exchange gain (loss), net	(329)		895
Other, net	(115)		(5)

Other income (expenses), net	(735)	(1.5)	648	1.4

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	4,645	9.5	2,143	4.7
INCOME TAXES	1,894	3.9	1,221	2.7
EQUITY IN NET INCOME OF AFFILIATED COMPANY	3	0.0	34	0.1

NET INCOME	2,754	5.6	956	2.1
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	39	0.1	22	0.1

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥2,715	5.5	¥934	2.0

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Net income	¥2,754	¥956

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,268)	661
Net unrealized gains (losses) on available-for-sale securities	42	45
Pension liability adjustment	1	0

Other comprehensive income (loss)	(1,225)	706

Comprehensive income (loss)	1,529	1,662

Comprehensive income (loss) attributable to the noncontrolling interest	39	22

Comprehensive income (loss) attributable to KONAMI CORPORATION	¥1,490	¥1,640

Per Share Data	Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Basic net income attributable to KONAMI CORPORATION per share	¥19.59	¥6.74
Diluted net income attributable to KONAMI CORPORATION per share	19.59	6.74

Weighted-average common shares outstanding	138,619,708	138,616,903
Diluted weighted-average common shares outstanding	138,619,708	138,616,903

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Cash flows from operating activities:
Net income	¥2,754	¥956
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,317	2,351
Provision for doubtful receivables	(2)	(46)
Gain or loss on sale or disposal of property and equipment, net	22	12
Equity in net loss (income) of affiliated company	(3)	(34)
Deferred income taxes	1,544	930
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	12,342	12,899
Decrease (increase) in inventories	(1,923)	(4,234)
Decrease (increase) in prepaid expenses	(905)	(904)
Increase (decrease) in trade notes and accounts payable	(3,937)	(2,004)
Increase (decrease) in accrued income taxes, net of tax refunds	(11,212)	(5,797)
Increase (decrease) in accrued expenses	(2,667)	(2,124)
Increase (decrease) in deferred revenue	420	159
Other, net	(179)	1,039

Net cash provided by (used in) operating activities	(1,429)	3,203

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(4,402)	(19,354)
Decrease (increase) in lease deposits, net	(33)	117
Other, net	(1)	102

Net cash used in investing activities	(4,436)	(19,135)

Cash flows from financing activities:
Net increase (decrease) in short-term borrowings, net	986	450
Principal payments under capital lease and financing obligations	(646)	(586)
Dividends paid	(3,314)	(3,313)
Other, net	(2)	(5)

Net cash used in financing activities	(2,976)	(3,454)

Effect of exchange rate changes on cash and cash equivalents	(362)	144
Net increase (decrease) in cash and cash equivalents	(9,203)	(19,242)
Cash and cash equivalents, beginning of the period	76,451	63,669

Cash and cash equivalents, end of the period	¥67,248	¥44,427

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Three months ended June 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥22,662	¥19,708	¥5,205	¥1,553	—	¥49,128
Intersegment	158	9	—	0	¥(167)	—

Total	22,820	19,717	5,205	1,553	(167)	49,128
Operating expenses	17,628	19,035	4,176	1,149	1,760	43,748

Operating income (loss)	¥5,192	¥682	¥1,029	¥404	¥(1,927)	¥5,380

Three months ended June 30, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥19,862	¥18,941	¥6,094	¥692	—	¥45,589
Intersegment	143	11	—	1	¥(155)	—

Total	20,005	18,952	6,094	693	(155)	45,589
Operating expenses	18,328	18,616	4,877	1,179	1,094	44,094

Operating income (loss)	¥1,677	¥336	¥1,217	¥(486)	¥(1,249)	¥1,495

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including content for social networks, online games, computer & video games, amusement and card games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Three months ended June 30, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥39,198	¥7,287	¥1,469	¥1,174	¥49,128	—	¥49,128
Intercompany	1,682	425	51	21	2,179	¥(2,179)	—

Total	40,880	7,712	1,520	1,195	51,307	(2,179)	49,128
Operating expenses	36,159	6,787	1,788	1,199	45,933	(2,185)	43,748

Operating income (loss)	¥4,721	¥925	¥(268)	¥(4)	¥5,374	¥6	¥5,380

Three months ended June 30, 2013	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥35,198	¥7,545	¥1,359	¥1,487	¥45,589	—	¥45,589
Intercompany	1,815	941	17	208	2,981	¥(2,981)	—

Total	37,013	8,486	1,376	1,695	48,570	(2,981)	45,589
Operating expenses	36,375	7,416	1,747	1,594	47,132	(3,038)	44,094

Operating income (loss)	¥638	¥1,070	¥(371)	¥101	¥1,438	¥57	¥1,495

For the purpose of presenting its operations in the geographic areas above, KONAMI CORPORATION and its subsidiaries attribute revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attribute assets based on where assets are located.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).